UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. 1)
Filed by the Registrant   ☐
Filed by a Party other than the Registrant   ☒
Check the appropriate box:
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Preliminary Proxy Statement

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Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Pursuant to §240.14a-12

Carver Bancorp, Inc.

(Name of Registrant as Specified in Its Charter)
Dream Chasers Capital Group LLC
Gregory Lewis
Shawn Herrera
Kevin Winters
Jeffrey Bailey
Jeffrey Anderson

(Name of Person(s) Filing Proxy Statement if other than the Registrant)
Payment of Filing Fee (Check all boxes that apply):
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No fee required.

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Fee paid previously with preliminary materials.

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Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

The following supplements and amends (this “Supplement”) the definitive proxy statement (the “Definitive Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2024 (the Definitive Proxy Statement, as may be amended and supplemented, the “Proxy Statement”) by the Dream Chasers Capital Group LLC, Gregory Lewis, Shawn Herrera, Kevin Winters, Jeffrey Bailey and Jeff Anderson (collectively, the “Participants”) in connection with their solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Carver Bancorp, Inc., a Delaware corporation (the “Company”), for, among other things, the election of two highly qualified director candidates to the board of directors of the Company at the Company’s annual meeting of stockholders scheduled to be held online via a live webcast at 11:00 a.m., local time, on December 12, 2024 (including any adjournments or postponements thereof, the “2024 Annual Meeting”). This Supplement replaces in its entirety the Proxy voting card contained in the Definitive Proxy Statement, which corrects an error in proposal 1 of the proxy card that stated that the election of directors was for a term of one year rather than for a term of three years. The Proxy Statement including the blue proxy card and blue voting instruction forms have not been distributed to stockholders as of the date of this Supplement.
Please read the Definitive Proxy Statement and this Supplement in their entirety, as the Proxy voting card has been updated in this Supplement and, together, they contain all of the information that is important to your decisions in voting at the 2024 Annual Meeting. If you previously submitted a proxy card or a voting instruction form for the 2024 Annual Meeting, such proxy card or voting instruction form will continue to be valid and, unless otherwise instructed, will be voted at the 2024 Annual Meeting. Only your latest dated and signed proxy card or voting instruction form will be counted.
Except as described in this Supplement, the information provided in the Proxy Statement continues to apply as of the date hereof and this Supplement should be read in conjunction with the Definitive Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Definitive Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined, shall have the meanings set forth in the Definitive Proxy Statement.
YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET TO VOTE FOR THE ELECTION OF JEFFREY BAILEY AND JEFF ANDERSON AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES, AND TO VOTE “AGAINST” PROPOSAL 4.
We originally omitted from the Definitive Proxy Statement certain disclosure that has been provided to shareholders in the Company Proxy Statement. Such disclosure includes names, background and qualifications of the Company’s nominees, and other information about them; information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors; information regarding the compensation of the Company’s named executive officers and directors; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2025 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. With regard to such disclosure, we refer shareholders to the Company Proxy Statement. We take no responsibility for the accuracy or completeness of information contained in the foregoing Company filings.

Supplemental Disclosures
The Proxy voting card set forth on pages 31 and 32 of the Definitive Proxy Statement is hereby amended and restated as follows:

PROXY
CARVER BANCORP, INC. 2024 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED BY THE DREAM CHASERS CAPITAL GROUP LLC AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION (COLLECTIVELY, “DREAM CHASERS GROUP”)
THE BOARD OF DIRECTORS OF CARVER BANCORP, INC. IS NOT SOLICITING THIS PROXY
The undersigned hereby appoints Gregory Lewis, Bruce Goldfarb, Anthony Vecchio and Drew Chapman, and each of them, with full power of substitution, to act as proxy for the undersigned, to vote all shares of Common Stock of Carver Bancorp, Inc. (“Carver” or the “Company”), that the undersigned is entitled to vote only at the Annual Meeting of Stockholders to be held on December 12, 2024 at 11:00 a.m., local time, and any adjournment or postponement thereof (the “Stockholders Meeting”), upon those matters as described in the Proxy Statement for the Stockholders’ Meeting, with all the powers the undersigned would possess if personally present at such meeting as follows:
This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the Dream Chasers Nominees, “WITHHOLD” on the Opposed Company Nominees, and “AGAINST” Proposal 4. This proxy revokes all prior proxies given by the undersigned.
IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED
☒ Please mark vote as in this example

THE DREAM CHASERS GROUP URGES YOU TO VOTE YOUR BLUE UNIVERSAL PROXY CARD “FOR” THE DREAM CHASERS NOMINEES, TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES, AND TO VOTE “AGAINST” PROPOSAL 4. THE DREAM CHASERS GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.
You may vote “FOR” up to two nominees in total. If you vote on at least one nominee but fewer than two nominees in Proposal 1, your shares will only be voted “FOR” those nominees you have so marked. If you vote “FOR” more than two nominees, your votes on Proposal 1 will become invalid and not be counted.
Dated:

(Signature)

(Signature if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.
1.	ELECTION OF TWO PERSONS TO SERVE AS DIRECTORS OF THE COMPANY FOR A TERM OF THREE YEARS
	DREAM CHASERS NOMINEES	FOR	WITHHOLD
	a) Jeffrey Anderson	☐	☐
	b) Jeffrey John Bailey	☐	☐
	NOMINEES OF THE COMPANY OPPOSED BY DREAM CHASERS	FOR	WITHHOLD
	a) Jillian E. Joseph	☐	☐
	b) Kenneth J. Knuckles	☐	☐
2.	APPROVAL OF THE COMPANY’S 2024 EQUITY INCENTIVE PLAN
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
3.	RATIFICATION OF THE APPOINTMENT OF AUDITORS
	FOR	AGAINST	ABSTAIN
	☐	☐	☐
4.	ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS
	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED
Electronic Voting Instructions
You can vote by internet or telephone!
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.
Proxies submitted by Internet or telephone must be received by
11:59 p.m., Eastern Time the day before the Annual Meeting date.
Vote by Internet - Log on to the internet and go to www.okapivote.com/CARV2024 - Follow the steps outlined on the secured website.
Vote by telephone - At no charge to you, call toll-free (888) 391-6465 within the USA, US territories & Canada any time on a touch tone telephone.